Exhibit 12.2

PACCAR Financial Corp.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PURSUANT TO THE SUPPORT AGREEMENT

BETWEEN THE COMPANY AND PACCAR

(Millions of Dollars)

	Year ended December 31
	2005		2004		2003		2002		2001

FIXED CHARGES
Interest expense	$101.2		$67.9		$78.8		$114.7		$171.5
Less: Assumption by PACCAR of interest expense (1)	—		—		—		—		(17.0)

Net interest expense	101.2		67.9		78.8		114.7		154.5
Facility and equipment rental	1.9		1.9		1.8		1.8		1.7

TOTAL FIXED CHARGES	103.1		$69.8		$80.6		$116.5		$156.2

EARNINGS
Income before taxes (2)	$120.0		$111.4		$78.1		$45.0		$25.6
Depreciation	68.3		46.5		29.2		16.3		13.3
	188.3		157.9		107.3		61.3		38.9

FIXED CHARGES	103.1		69.8		80.6		116.5		156.2

EARNINGS AS DEFINED	$291.4		$227.7		$187.9		$177.8		$195.1

RATIO OF EARNINGS TO FIXED CHARGES	2.83	x	3.26	x	2.33	x	1.53	x	1.25	x

(1)           In order to maintain the ratio of earnings to fixed charges in 2001, PACCAR provided earnings support of $17.0 through the assumption of the Company’s interest expense.

(2)           For 2001, income before taxes includes the cumulative effect of accounting change of $.7 ($.4 net of tax).